K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

October 21, 2016	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on September 26, 2016 concerning Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of 1290 Funds (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on August 12, 2016. The Post-Effective Amendment was filed in connection with registering a new series of the Trust, 1290 Global Allocation Fund (the “Fund”). Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.	Please update the EDGAR series and class identifiers with ticker symbols when they are available.

    Response: The Trust confirms that it has updated the identifiers with the ticker symbols.

2.	Summary Prospectus

a.

Principal Investment Strategy (p. 2): The staff notes that the first paragraph states that the Underlying ETFs’ equity investments may include preferred stocks. Please add to the “Principal Risks” section and the “More information on strategies, risks and the Underlying ETFs” section disclosure regarding the risks of investing in preferred stocks, including, for example, that dividends on preferred stocks may not be guaranteed and preferred stocks may be callable.

    Response: The Trust has made the requested change.

Elisabeth Bentzinger

October 21, 2016

b.

Principal Investment Strategy (p. 2): The staff notes that the first paragraph also states that the Fund allocates a portion of its assets to Underlying ETFs that invest primarily in fixed income investments. Please disclose any criteria concerning maturity, credit quality or duration that the Fund might use with respect to its indirect investments in fixed income securities. Please also disclose the lowest rating in which the Fund may indirectly invest and whether, as a principal investment strategy, the Fund may indirectly invest in securities that are in default.

Response: The Trust has added the following as the last sentence of the first paragraph:

“The Underlying ETFs may invest in fixed income investments of any maturity, duration or credit quality, including securities of issuers that are in default.”

c.

Principal Investment Strategy (p. 2): The staff believes that, given the use of the word “global” in the Fund’s name, the Fund’s policy to invest at least 40% of its net assets in securities of issuers located in at least three countries, one of which may be the United States, does not comply with the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”). See footnote 42 of Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Adopting Release”).

Please revise the “Principal Investment Strategy” section to expressly describe how the Fund will invest in investments that are tied economically to a number of different countries throughout the world. The staff notes that a policy to invest 40% of the Fund’s assets in non-U.S. companies would be consistent with the guidance provided in footnote 42 to the Adopting Release. Please also add a description of how the Fund defines non-U.S. investments for purposes of this 40% policy. The staff notes, for example, that non-U.S. investments may be defined as the securities of issuers that have at least 50% of their assets outside of the United States or that generate at least 50% of their revenue or profits from products or services located outside of the United States. The staff notes that the 1290 Global Talents Fund’s 40% policy complies with the guidance provided in footnote 42 to the Adopting Release.

Response: The Trust has replaced the last sentence of the second paragraph with the following:

“Under normal market conditions, the Fund expects to invest in Underlying ETFs such that no less than approximately 40% (or 30%, if market conditions are not deemed favorable by Fund management) of the Fund’s net assets will be indirectly invested in foreign securities. Under normal market conditions, the Fund will allocate its assets among at least three different countries (one of which may be the United States). Foreign securities are determined in accordance with the policies of the Underlying ETFs and may include securities of: (i) foreign government issuers, (ii) issuers organized or located outside the U.S., (iii) issuers which primarily trade in a market located outside the U.S., or (iv) issuers doing a substantial amount of business outside the U.S.”

d.

Principal Investment Strategy (p. 2): The staff notes that the “More information on strategies, risks and the Underlying ETFs” section indicates that the Fund may hold cash or invest in short-term paper and other short-term investments (instead of being

Elisabeth Bentzinger

October 21, 2016

allocated to an Underlying ETF). If this is a principal investment strategy of the Fund, please disclose this strategy in the “Principal Investment Strategy” section.

Response: The Trust has added the following as the final paragraph of the “Principal Investment Strategy” section:

“The Fund may hold cash or invest in short-term paper and other short-term investments (instead of allocating investments to an Underlying ETF) as deemed appropriate by the Adviser.”

e.

Principal Investment Strategy (p. 2): Please delete the last sentence of the penultimate paragraph of the principal investment strategy, which states that, “[b]y investing in the Fund, you will indirectly bear fees and expenses paid by the Underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.” The staff notes that this sentence is appropriately included in the principal risks section and is neither required nor permitted by Item 4(a) of Form N-1A.

Response: Although the Trust does not believe that this sentence is prohibited by Form N-1A, the Trust has made the requested change.

f.

Principal Risks (p. 2): The staff notes that “Derivatives Risk” is included as a principal risk of investing in the Fund. In the “Principal Investment Strategy” section, please more clearly describe the Fund’s principal investment strategies involving derivatives, including the types of derivatives in which the Fund may directly and indirectly invest and the purpose of utilizing derivatives. Please also revise “Derivatives Risk” to address the specific risks associated with the actual derivatives in which the Fund may directly or indirectly invest as part of its principal investment strategies.

Response: The Trust does not expect to invest directly or have any significant indirect exposure to derivatives. Therefore, the Trust has removed “Derivatives Risk” in the “Principal Risks” section and any references to derivatives in the “Principal Investment Strategy” section.

g.

Principal Risks (p. 3): Please remove “Mortgage-Backed and Asset-Backed Securities Risk,” as the “Principal Investment Strategy” section makes no reference to investments in mortgage-backed and asset-backed securities. Alternatively, please add to the “Principal Investment Strategy” section a reference to investments in mortgage-backed and asset-backed securities.

Response: The Trust notes that the first paragraph of the “Principal Investment Strategy” section contains a reference to mortgage-backed securities. The Trust has also added to that paragraph a reference to asset-backed securities.

h.

Principal Risks (p. 3): The staff notes that “Mortgage-Backed and Asset-Backed Securities Risk” is included as a principal risk of the Fund. Please confirm supplementally that the Fund will treat instruments that rely on the exceptions to the definition of “investment company” contained in Sections 3(c)(1) and 3(c)(7) of the 1940 Act, or that are investment pools that are excluded from the definition of “investment company” and are privately offered, as illiquid securities. These

Elisabeth Bentzinger

October 21, 2016

instruments would include collateralized loan and debt obligations, commercial mortgage-backed securities and non-agency mortgage-backed securities.

Response: The Trust notes that the Fund currently expects to invest exclusively in Underlying ETFs that are investment companies or other investment vehicles whose shares are listed and traded on U.S. stock exchanges or otherwise traded in the over-the-counter market and may be purchased and sold throughout the trading day based on their market price. The Trust further notes that, although the Underlying ETFs may invest in instruments that rely on the exceptions to the definition of “investment company” contained in Sections 3(c)(1) and 3(c)(7) of the 1940 Act, or that are investment pools that are excluded from the definition of “investment company” and are privately offered, the Fund itself will not. Accordingly, the Trust respectfully submits that these determinations are more appropriately made by the Underlying ETFs.

i.

Principal Risks (p. 4): The staff notes that “Risks Relating to Investments in Underlying ETFs” risk factor refers to “issuer-specific risk” and “investment style risk”. Please briefly define or explain these risks in the “Principal Risks” section, as required by Item 4(b) of Form N-1A.

Response: The Trust notes that these risks are defined in the “More information on strategies, risks and the Underlying ETFs” section. Further, the Trust has removed the reference to general investment risks from the “Risks Relating to Investments in Underlying ETFs” risk factor.

j.

Principal Risks (p. 4): Please expand the discussion of “Volatility Risk” to indicate that a managed volatility strategy may: (1) limit the Fund’s participation in market gains, particularly during periods when market values are increasing, but market volatility is high, and (2) increase portfolio transaction costs, which could result in losses or reduce gains.

Response: The Trust has added disclosure to “Volatility Risk” to indicate that the Fund’s managed volatility strategy may limit its participation in market gains, particularly during periods when market values are increasing, but market volatility is high. The Trust notes that, as outlined in the “Principal Investment Strategy” section, the Fund’s managed volatility strategy entails investing in Underlying ETFs that, in turn, invest substantially all of their assets in equity securities that have lower absolute volatility than the broader markets in which the Underlying ETF invests. Because the Fund and the Underlying ETFs do not increase or decrease their equity exposures in response to market volatility triggers, the Fund’s managed volatility strategy is not expected to generate increased portfolio transaction costs. Therefore, the Trust respectfully declines to make further revisions.

k.

Risk/Return Bar Chart and Table (p. 4): The staff notes that the Fund is new and therefore does not include performance information. Please identify supplementally the broad-based securities market index that the Fund will utilize.

Response: The Trust anticipates that the Fund will use the MSCI ACWI Index and the Bloomberg Barclays US Aggregate Bond Index as the broad-based securities market indices against which Fund performance can be compared.

Elisabeth Bentzinger

October 21, 2016

3.	Statutory Prospectus

a.

More Information on Fees and Expenses (p. 6): With respect to the Fund’s Expense Limitation Agreement, the prospectus states that “[t]he Adviser may be reimbursed the amount of any such payments and waivers in the future provided that the payments or waivers are reimbursed within three years of the payment or waiver being made and the combination of the Fund’s expense ratio and such reimbursements do not exceed the Fund’s expense cap at the time of the waiver.” Please revise the disclosure to make clear that any recapture of payments or waivers pursuant to this provision will be limited to the lesser of: (i) the expense cap at the time of the waiver; and (ii) the expense cap at the time of the recapture.

Response: The Trust has made the requested change.

b.

More Information on Strategies, Risks and the Underlying ETFs (p. 7): Please consider providing the SEC filing number for each Underlying ETF so that investors can more easily locate each Underlying ETF’s prospectus.

Response: The Trust believes that investors can more readily access each Underlying ETF’s prospectus and statement of additional information (“SAI”) by searching the name of the Underlying ETF rather than by searching the SEC filing number, as the latter method requires additional knowledge of the SEC’s EDGAR and filing number systems. Therefore, the Trust respectfully submits that no revisions are required.

c.

More Information on Strategies, Risks and the Underlying ETFs (p. 7): The staff notes that the disclosure provided in response to Items 9(b) and 9(c) of Form N-1A does not concisely inform investors about how the Fund principally invests and the related risks and impedes an investor’s understanding of the disclosure regarding the Fund’s principal investment strategies and principal risks included in the summary prospectus. Please either clearly distinguish between those strategies and risks that are principal and non-principal, or move all non-principal strategies and risks to the SAI. See General Instruction C.(3)(b) of Form N-1A; Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update No. 2014-08 (June 2014).

Response: The Trust notes that, as required by Form N-1A, the Fund’s principal investment strategies and risks are identified in the summary prospectus. The Fund’s principal investment strategies and risks, as well as additional information associated with the Funds’ principal investment strategies and risks, are described within the statutory prospectus. The Trust further notes that the “More information on strategies, risks and the Underlying ETFs” section of the statutory prospectus affirms that the Fund’s principal investment strategies and risks are discussed in the summary prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” This instruction permits the Trust to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Therefore, the Trust respectfully submits that no revisions are required.

d.

More Information on Strategies, Risks and the Underlying ETFs (p. 7): Please describe all of the Fund’s principal investment strategies in the disclosure provided in response to Item 9(b) of Form N-1A, including, for example: (1) the Fund’s strategy of investing approximately 60% of its assets to Underlying ETFs that invest primarily

Elisabeth Bentzinger

October 21, 2016

in equity investments and 40% of its assets to Underlying ETFs that invest primarily in fixed income investments, subject to certain variations from these targets permitted by the Adviser; and (2) the Fund’s strategy to invest in Underlying ETFs that, in turn, invest substantially all of their assets in equity securities that have lower absolute volatility than the broader markets in which the Underlying ETF invests. The staff notes that the principal investment strategies disclosed in the Summary Prospectus in response to Item 4(a) of Form N-1A should be based on the information disclosed in response to Item 9(b) of Form N-1A

Response: As noted in response to Comment 3.(c), the Fund’s principal investment strategies are included in the summary prospectus and the “More information on strategies, risks and the Underlying ETFs” section of the statutory prospectus affirms that the Fund’s principal investment strategies are discussed in the summary prospectus. Therefore, the Trust respectfully submits that no revisions are required.

e.

More Information on Strategies, Risks and the Underlying ETFs (p. 8): The staff notes the disclosure indicating that the Fund may invest in convertible securities. If the Fund intends to invest in contingent convertible bonds, also known as “CoCo bonds,” please explain supplementally the extent to which the Fund intends to invest in these instruments.

Response: The Trust notes that the Fund does not intend to directly invest in CoCo bonds. Additionally, based on the disclosure contained in the prospectuses and SAIs of the Underlying ETFs, the Trust does not expect that the Fund will have any significant indirect exposure to CoCo bonds.

f.

More Information on Strategies, Risks and the Underlying ETFs (p. 8): The staff notes the disclosure indicating that the Fund may invest in credit default swaps. If the Fund will write credit default swaps, please confirm supplementally that the Fund will segregate assets to cover the full notional amount of such obligation.

Response: The Trust confirms that, if the Fund writes a credit default swap, the Fund will segregate assets to cover the full notional amount of such obligation.

g.

More Information on Strategies, Risks and the Underlying ETFs (p. 8): Given that, under normal market conditions, the Fund allocates approximately 60% of its assets to Underlying ETFs that invest primarily in equity securities, please revise the disclosure next to the heading “Equity Securities” to more clearly describe the Fund’s principal investment strategies as they relate to investments in equity securities.

Response: The Trust has revised the “Equity Securities” disclosure to indicate that the Fund will invest in equity securities as a principal investment strategy.

h.

More Information on Strategies, Risks and the Underlying ETFs (p. 9): Given that, under normal market conditions, the Fund allocates approximately 40% of its assets to Underlying ETFs that invest primarily in fixed income securities, please revise the disclosure next to the heading “Fixed Income Securities” to more clearly describe the Fund’s principal investment strategies as they relate to investments in fixed income securities.

Response: The Trust has revised the “Fixed Income Securities” disclosure to indicate that the Fund will invest in fixed income securities as a principal investment strategy.

Elisabeth Bentzinger

October 21, 2016

4.	SAI

a.

Fundamental Restrictions (p. 5): Under the heading “Notations Regarding the Fund’s Fundamental Investment Restrictions,” please revise the notation regarding the Fund’s concentration policy to state that total assets are used as a basis to measure concentration.

Response: The Trust has made the requested change.

b.

Fundamental Restrictions (p. 5): The staff notes that, under the heading “Notations Regarding the Fund’s Fundamental Investment Restrictions,” the notation regarding the Fund’s concentration policy states that “[t]he fundamental restriction does not apply to securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or tax-exempt obligations issued or guaranteed by a U.S. territory or possession or a state or local government, or a political subdivision of any of the foregoing.” Please clarify that private activity municipal securities are not included within the exclusion for political subdivisions.

Response: The Trust has made the requested change.

c.

Fundamental Restrictions (p. 5): It is the staff’s position that a fund and its investment adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policy. Please revise the notation regarding the Fund’s concentration policy under the heading “Notations Regarding the Fund’s Fundamental Investment Restrictions” to clarify that the Fund will consider the concentration of other investment companies in determining compliance with its concentration policy and that it will do so for all funds in which it invests, and not just for those investment companies that may concentrate their assets in one or more industries. Similarly, please reconcile the statement that the Fund may indirectly concentrate in a particular industry or group of industries through its investments in securities of other investment companies or investment vehicles with the Fund’s fundamental investment restriction of not concentrating in a particular industry or group of industries.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring the Fund’s industry concentration limit. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

*        *        *        *         *

Elisabeth Bentzinger

October 21, 2016

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
Anthony Geron, Esq.
AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.
K&L Gates LLP